Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Autohome Inc.

汽車之家*

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 2518)

INSIDE INFORMATION

CHANGE IN CONTROLLING SHAREHOLDER

This announcement is issued by Autohome Inc. (the “Company”) pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the Inside Information Provisions (as defined in the Listing Rules) under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

The Company has been informed by Yun Chen Capital Cayman (“Yun Chen”, a subsidiary of Ping An), its controlling shareholder, that on February 20, 2025, Yun Chen entered into a share sale and purchase agreement (the “Share Sale and Purchase Agreement”) with CARTECH HOLDING COMPANY, a subsidiary of Haier Group Corporation (the “Purchaser”). Pursuant to the Share Sale and Purchase Agreement, Yun Chen has agreed to sell, and the Purchaser has agreed to acquire, 200,884,012 ordinary shares of the Company, representing approximately 41.91%1 of the issued and outstanding ordinary shares of the Company, at a consideration of approximately US$1.8 billion (the “Share Transfer”).

The Share Transfer shall be completed upon satisfaction of the conditions precedent set out in the Share Sale and Purchase Agreement, including, without limitation, obtaining the necessary regulatory approvals. Upon the completion of the Share Transfer, Yun Chen will hold 23,916,500 ordinary shares of the Company, and Yun Chen will cease to be the controlling shareholder of the Company.

The directors of the Company do not expect that the Share Transfer, if completed, will have any material adverse impact on the financial position and business operation of the Company.

Further announcement(s) in relation to the Share Transfer will be made by the Company in accordance with applicable laws and regulations as and when appropriate.

Shareholders and potential investors of the Company are advised to exercise caution when dealing in the securities of the Company.

By order of the Board
Autohome Inc. Mr. Quan Long
Director and Chairman

Hong Kong, February 20, 2025

As at the date of this announcement, the board of directors of the Company comprises Mr. Quan Long, Mr. Song Yang, Ms. Keke Ding and Dr. Fan Lu as the directors, and Mr. Junling Liu, Mr. Tianruo Pu, and Dr. Dazong Wang as the independent directors.

*	For identification purposes only
[1]

Based on 479,288,580 issued and outstanding ordinary shares of the Company (excluding 30,099,020 treasury shares and ordinary shares that had been issued and reserved for the purpose of the share incentive plans of the Company) as at December 31, 2024.